UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 0-21886

NOTIFICATION OF LATE FILING

(Check one):   ☒ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☐ Form 10-Q    ☐ Form 10D    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: December 31, 2015

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

For the Transition Period Ended: ___________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _______________________________.

PART I
REGISTRANT INFORMATION

Full Name of Registrant:	Barrett Business Services, Inc.

Address of Principal Executive Office:	8100 N.E. Parkway Drive, Suite 200 Vancouver, Washington 98662

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Barrett Business Services, Inc., (the “Company”) recently determined that its previously issued financial statements (i) for the fiscal years ended December 31, 2012, 2013 and 2014, and each respective quarter in those fiscal years, and (ii) as of and for the quarters ended March 31 and June 30, 2015, must be restated. In addition, the employment of the Company’s Chief Financial Officer was terminated on March 3, 2016, and an Interim Chief Financial Officer was appointed on March 4, 2016. The Company’s internal accounting staff is working to complete the foregoing restatements, as well as the Company’s financial statements for the year ended December 31, 2015, with the assistance of personnel from a Big Four accounting firm, which is also conducting an independent forensic accounting investigation of the Company’s financial records for the five years beginning January 1, 2011, as well as the first quarter of 2016. Until the financial statements and investigation are completed, the Company’s independent registered public accounting firm will be unable to complete its audit of the Company’s financial statements for the year ended December 31, 2015. For these reasons, the Company is presently unable to file its Annual Report on Form 10-K for the year ended December 31, 2015. See the Company’s Current Report on Form 8-K filed on March 9, 2016, which is incorporated herein by reference, for additional information.

The financial information set forth in Part IV below represents management’s preliminary, unaudited estimates based on information known to the Company as of the date of this notification of late filing of the Company’s Annual Report on Form 10-K for the year ended December 31, 2015. Additional information may be discovered through the forensic accounting investigation described above or in the course of management’s preparation of restated financial statements and financial statements for 2015. Such information could result in changes in the Company’s preliminary, unaudited financial information included in Part IV below.

PART IV
OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification:

Thomas J. Carley	(360)	828-0700
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐  Yes          ☒  No

The Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, has not been filed. In addition, the Company anticipates filing Amendment No. 1 to its Annual Report on Form 10-K for the year ended December 31, 2014, in connection with the restatement of its financial statements as described under Part III above.

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes          ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company believes that, subject to the factors described in Part III above that could cause final reported results to differ, possibly significantly, the Company’s income from operations for the year ended December 31, 2015, was approximately $36.8 million, compared to a loss from operations of approximately $43.6 million for the year ended December 31, 2014.  The increase for 2015 is primarily due to a 16.8% increase in revenues and to a decrease in workers’ compensation expense from approximately $213.2 million in 2014 to approximately $173.4 million in 2015.

Barrett Business Services, Inc.

(Exact Name of Registrant as Specified in its Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 16, 2016	By:	/s/ Thomas J. Carley
Thomas J. Carley Interim Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).